UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

The Coca-Cola System welcomes AdeS® as the newest member of

its expanding ready-to-drink beverage portfolio

  The Coca-Cola System has finalized the acquisition of AdeS® from Unilever
  AdeS® is a plant-based beverage currently sold in Mexico, Colombia, Brazil, Argentina, Chile, Uruguay, Paraguay, and Bolivia
  The acquisition is the latest progress in ongoing efforts to expand our portfolio of high-quality, great tasting, and functional beverages for consumers

Mexico City, Mexico

March 28, 2017

The Coca-Cola Company (NYSE: KO), together with its bottlers in Latin America, announced today the closing of the acquisition of Unilever’s (LN:ULVR)  AdeS® plant-based beverage business. The Coca-Cola Company is now the sole owner of the AdeS® brand.

On June 1st, 2016, The Coca-Cola Company and Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) entered into an agreement with Unilever (LN: ULVR) to acquire the AdeS® business. Other Coca-Cola bottlers joined to participate in the investment prior the closing of the transaction.

Bottlers participating in the transaction are as follows: Coca-Cola FEMSA, Arca Continental, Embotelladora Andina, Embonor, Corporacion Del Fuerte, Corporacion Rica, Bepensa, Embotelladora del Nayar, Embotelladora de Colima, Solar, Brasal, Bandeirantes, Sorocaba, Simoes, Uberlandia, CVI, Lee, and Monresa.  Jugos del Valle S.A.P.I. de C.V., our joint venture with bottling partners in Mexico, also participated in the transaction.

Founded in 1988 in Argentina, AdeS® is the leading soy-based beverage brand in Latin America. As the first major brand launched in the category, AdeS® pioneered the development of the second largest global market for soy-based beverages. The AdeS® brand currently has a presence in Brazil, Mexico, Argentina, Uruguay, Paraguay, Bolivia, Chile, and Colombia.

“We are excited to add AdeS® to our expanding beverage portfolio in Latin America as it enables us to increase the number of nutritious and delicious products offered to our consumers. AdeS® is a leading brand in the plant-based beverage category, which is growing rapidly and is of great interest to our customers and consumers across the markets that we serve,” said Alfredo Rivera, President, Latin America Group, The Coca-Cola Company.

“AdeS® complements and enhances our total beverage portfolio offer, providing our consumers with a wider range of choices. Together with our partner, The Coca-Cola Company, we will leverage the leading position of the AdeS® brand, integrating it into our robust route-to-market model to drive value and further innovation on this new beverage platform”, indicated the bottlers partners to the agreement.

AdeS® will become part of the expanding beverage platforms of the Coca-Cola System in Latin America.    Over the last few years, the Coca-Cola System has increased its presence in Latin America in juice/dairy/plant-based category cluster, as evident by the acquisition of key brands such as Jugos del Valle (multiple Latin America markets), Santa Clara (Mexico), Tonicorp (Ecuador), Estrella Azul (Panamá), and Verde Campo (Brazil), among others.

The Coca-Cola System welcomes AdeS® as the newest member of its expanding ready-to-drink beverage portfolio March 28, 2017	Page 1

About the Companies

About The Coca-Cola Company:

The Coca-Cola Company (NYSE: KO) is the world's largest beverage company, refreshing consumers with more than 500 sparkling and still brands and nearly 3,900 beverage choices. Led by Coca-Cola, one of the world's most valuable and recognizable brands, our company's portfolio features 21 billion-dollar brands, 19 of which are available in reduced-, low- or no-calorie options. These brands include Diet Coke, Coca-Cola Zero, Fanta, Sprite, Dasani, vitaminwater, Powerade, Minute Maid, Simply, Del Valle, Georgia and Gold Peak. Through the world's largest beverage distribution system, we are the No. 1 provider of both sparkling and still beverages. More than 1.9 billion servings of our beverages are enjoyed by consumers in more than 200 countries each day. With an enduring commitment to building sustainable communities, our company is focused on initiatives that reduce our environmental footprint, create a safe, inclusive work environment for our associates, and enhance the economic development of the communities where we operate. Together with our bottling partners, we rank among the world's top 10 private employers with more than 700,000 system associates.

For additional information or inquiries contact:

•         Mónica Bretón | monicabreton@coca-cola.com | 5262-2418

•         Olga Reyes | olreyes@coca-cola.com | 50622993450

•         Kent Landers | kelanders@coca-cola.com | 404-676-2683

About Coca-Cola FEMSA:

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADR), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 154 brands to more than 375 million consumers daily. With over 100 thousand employees, the company markets and sells approximately 4 billion unit cases through 2.8 million points of sale a year. Operating 66 manufacturing plants and 328 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain.  The company is a member of the Dow Jones Sustainability Emerging Markets Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among other indexes.  Its operations encompass franchise territories in Mexico, Brazil, Colombia, Argentina, and Guatemala and, nationwide, in the Philippines, Venezuela, Nicaragua, Costa Rica, and Panama. For more information, please visit www.coca-colafemsa.com.

For additional information or inquiries contact the Investor Relations team:

•         Maria Dyla Castro | mariadyla.castro@kof.com.mx | (5255) 1519-5186

•         Jorge Collazo | jorge.collazo@kof.com.mx | (5255) 1519-5218

•         Tania Ramírez | tania.ramirez@kof.com.mx | (5255) 1519-5013

The Coca-Cola System welcomes AdeS® as the newest member of its expanding ready-to-drink beverage portfolio March 28, 2017	Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: March 28, 2017